SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-EIGHTH

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: May 10, 2018 –1:30 pm. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman; and DENISE TEIXEIRA GOMES – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.       The Board of Directors received more information on the compliance of the Bylaws of Copel (Holding) with the current legislation and unanimously resolved that the matter will return in an extraordinary meeting to be resolved on.

II.      The Board of Directors made a preliminary analysis of the Management’s Report of Internal Controls and resolved that the matter will return in an extraordinary meeting to be resolved on.

III.    The Board of Directors made a preliminary analysis of the 20-F Report and resolved that the matter will return in an extraordinary meeting to be resolved on.

IV.    The Board of Directors made a preliminary analysis of the Interim Financial Statements for the first quarter of 2018 and resolved that the matter will return in an extraordinary meeting to be resolved on.

V.     The Board of Directors received updated information on the financial outlook of the Company.

VI.    The Board of Directors received updated information on the work plan to assess the divestiture of non-strategic assets of the Company.

VII.   The Board of Directors received information on the proposal on the closure solution of the arbitration proceedings.

VIII. The Board of Directors received the report from the Company’s Audit Committee on several matters.

IX.    The Board of Directors unanimously resolved to postpone the 63rd Annual Shareholders’ Meeting (ASM) from May 15, 2018 to June 15, 2018, at 9:30 am, due to the resubmission of the Financial Statements for the year ended on December 31 to the Brazilian Securities and Exchange Commission (which will be carried out on May 14, 2018), given the conclusion of the work related to the nature, classification and valuation of investment held by UEG Araucária.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; GEORGE HERMANN RODOLFO TORMIN; JONEL NAZARENO IURK; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 178th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s own book No. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 11, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.